Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 22 July 2026 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Global Employee Share Plan (myShare) Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. myShare vesting On 17 July 2026, the following PDMR / KMP received their vested matching shares under myShare, of which sufficient were sold on 17 July 2026 to pay applicable withholding taxes and other deductions. Security Name of PDMR / KMP Number of matching shares originally awarded Number of shares vested* Number of shares sold Price per share sold Number of shares retained Rio Tinto plc shares Cunningham, Peter 7.34187 8.36987 3.515354 GBP 66.399144 4.854516 *The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules. myShare purchase On 17 July 2026, the following PDMR / KMP acquired shares under myShare and were allocated the same number of matching share awards. Security Name of PDMR / KMP Number of shares acquired Number of matching shares awarded Price per share Rio Tinto plc shares Cunningham, Peter 5.639439 5.639439 GBP 66.49597 Rio Tinto plc shares Jackson, Katie 5.639439 5.639439 GBP 66.49597 Rio Tinto plc shares Pécresse, Jérôme 10.736739 10.736739 GBP 66.49597 EXHIBIT 99.8

Notice to ASX/LSE UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. On 17 July 2026, the following PDMR / KMP purchased shares under the UKSP and were allocated the same number of matching shares. Security Name of PDMR Number of shares acquired Number of matching shares awarded Price per share Rio Tinto plc shares Jackson, Katie 6 6 GBP 66.49597 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. UK LEI: 213800YOEO5OQ72G2R82 AU LEI: 529900X2VMAQT2PE0V24 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com